EXHIBIT 99.3

Effective May 2005

COMPENSATION COMMITTEE — TERMS OF REFERENCE

AUTHORITY

The Compensation Committee (the “Committee”) is charged with the broad responsibility for assuring the officers and key management of the Corporation are effectively compensated in terms of salaries, supplemental compensation and benefits, which are internally equitable and externally competitive.

STRUCTURE

•	The Committee shall be composed of three (3) directors, each of whom shall be “independent” within the meaning of all applicable securities laws and the rules and regulations of all exchanges and quotation systems on which the Corporation’s securities are listed or quoted for trading (collectively, the “Applicable Securities Laws”), except that the Committee may include one or more members that are not “independent”, if and only to the extent permitted by all Applicable Securities Laws.

•	Members shall serve two (2) year terms and may serve consecutive terms.

•	The Chairperson shall, in consultation with management, establish the agenda for the meetings with sufficient time for study prior to the meeting.

•	The Committee shall meet at least twice per year and may call special meetings as required. A quorum at meetings of the Committee shall be a majority provided the majority of the quorum shall be independent directors.

•	The minutes of the Committee meetings shall accurately record the decisions reached and shall be distributed to all directors with copies to the Chief Executive Officer.

RESPONSIBILITIES

The Committee shall recommend the amount of compensation from all sources, including perquisites to the following:

•	Shall recommend to the Board the compensation plans for the CEO and President, CFO, COO, CAO and VP Software Development of the Corporation

•	Shall recommend to the Board all incentive compensation plans for the officers of the Corporation

•	Shall recommend to the Board all incentive compensation plans for the directors of the Corporation

•	Shall approve all fringe benefit plans for all employees.

•	Shall recommend for adoption by the Board and the shareholders all stock option plans.

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Effective May 2005

Additional authority and responsibilities:

•	General Compensation Policies

•	To approve compensation philosophy, policies, procedures, and guidelines for the entire executive and managerial group.

•	Compensation of Directors

•	To approve annually the compensation and travel allowances for directors.

•	To periodically review and approve changes in the compensation of the directors of the Corporation, if any, based on the studies of fees paid for comparable duties discharged by other boards.

•	Compensation of the CEO and President

•	To review the role of the CEO and the officers of the Corporation, the CEO’s annual goals and objectives, and the performance of the CEO and the officers of the Corporation, especially as these affect compensation.

•	To recommend to the Board an appropriate compensation level for the CEO based on a review of compensation practices for CEO’s and such executives in the Company’s own industry for companies of similar size and complexity.

•	The CEO is not permitted to be present during the Committee’s voting or deliberations relating to the CEO’s compensation.

•	Compensation of other Officers of the Corporation

•	To review the CEO’s recommendations for the compensation of other officers of the Corporation and to recommend to the Board an appropriate compensation level for each officer, including insurance plans and perquisites, based on studies of compensation of officers with similar responsibilities at companies of comparable size within the industry.

•	To review and grade with the participation of the CEO, the officer and his peers and superior, each officer’s performance annually.

•	To develop all employment agreements which may be provided to officers and to have them written into legal documents, which comply with applicable laws and regulations.

•	Compensation of Non-Officers of the Corporation

•	To review the recommendation for the compensation of non-officer managers of the Corporation, including insurance plans and perquisites, based on studies of the compensation of managers of comparable size within the industry.

•	To approve recommendations for the design of compensation plans with the Corporation’s officers, compensation plans and to ensure such plans written into legal documents in compliance with applicable laws and regulations.

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Effective May 2005

•	To approve recommendations of the CEO, President or CFO for major or special changes in existing insurance, retirement, and benefit plans which have application to significant numbers of the Corporation’s total employees or which have a significant impact on the Corporation’s profits.

•	To review annually the compensation ranges of the Corporation’s middle managers, by job class or grade, together with incentive plans for such managers, in order to determine the competitiveness of such pay ranges and plans compared to companies within the industry and local employees of similarly skilled people.

•	Other

•	Review and discuss with the Board and senior officers plans for officer development and corporate succession plans for the CEO and other senior officers.

•	To direct and supervise investigations into any and all other matters within the scope of its duties.

•	Stock Compensation Plans

•	Administer the stock options plans and other stock compensation plans approved by the Corporation to the extent provided in and in compliance with the terms and conditions as set forth in such plans.

REGULATIONS

1.	This Committee, constituted by the Board of Directors, shall have the power, authorities and discretion delegated to it by the Board which shall not include the power to fill vacancies in the Board or the power to change the membership of or fill vacancies in this committee and this committee shall conform to the regulations which may from time to time be imposed upon it by the Board.

2.	The Committee may meet and adjourn as they think proper. Questions arising shall be determined by a majority of votes of the members of the committee present, and in the case of an equality of votes, the Chairman shall not have a second or casting vote.

3.	A resolution approved in writing by all members of the committee shall be valid and effective as if it had been passed at a duly called meting. Such resolution shall be filed with the minutes of the proceedings of the committee and shall be effective on the date stated thereon or on the latest date stated in any counterpart.

4.	The Committee shall keep regular minutes of its transactions and shall cause them to be recorded in the books kept for that purpose and shall distribute copies to all directors.

5.	The Board shall have the power at any time to revoke or override the authority given to or acts done by the committees except as to acts done before revocation or overriding and to terminate the appointment or change the membership of such committee and to fill vacancies in it

6.	A majority of the members of the said committee shall constitute a quorum thereof, which quorum is to consist of a majority of independent directors.

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